Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Alphatec Holdings, Inc. for the registration of 1,200,000 shares of its common stock issuable upon exercise of warrants and to the incorporation by reference therein of our reports dated March 20, 2014, with respect to the consolidated financial statements and schedule of Alphatec Holdings, Inc., and the effectiveness of internal control over financial reporting of Alphatec Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 11, 2014